March 22, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Sonia Bednarowski

Dietrich King

Vanessa Robertson

Lisa Vanjoske

Re:         Genfit S.A.

Registration Statement on Form F-1

File No. 333-229907

Acceleration Request

Requested Date:  March 26, 2019

Requested Time: 4:00 PM, Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), SVB Leerink LLC and Barclays Capital Inc., as representatives of the several underwriters, hereby join Genfit S.A. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-229907) (the “Registration Statement”) to become effective on March 26, 2019, at 4:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

SVB LEERINK LLC

By:	/s/ Stuart R. Nayman
Name:	Stuart R. Nayman
Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

cc:          Jean-François Mouney, Genfit S.A.

Mitchell S. Bloom, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP

Marc A. Recht, Cooley LLP

Brian F. Leaf, Cooley LLP

[Signature Page to Acceleration Request]